November 21, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:	Jennifer R. Hardy
Legal Branch Chief

Re:	Aduromed Industries, Inc.
Registration Statement on Form S-1
Filed September 26, 2008
File No. 333-153681

Ladies and Gentlemen:

Set forth below are our responses to your respective enumerated comments from your letter dated November 10, 2008. Please note that the references to page numbers in our Responses and your Comments are to the prospectus filed as part of the above-referenced Registration Statement. We note that since our third quarter financial statements are now publicly available we have added these financials in pre-effective amendment no. 2 as well as made updating revisions throughout the registration statement.

General

1.
Please tell us the number of shares underlying convertible securities that remain unsold by each of the following in the Form S-1, File Number 333-132722: selling stockholders offering shares underlying warrants or options in this offering and affiliates of selling stockholders offering shares underlying warrants or options in this offering.

Response

The following table indicates remaining unsold securities which are registered under the Form S-1, File Number 333-132722 by selling stockholders offering shares underlying warrants or options in this offering and affiliates of selling stockholders offering shares underlying warrants or options in this offering:

Selling Holder	Remaining shares underlying convertible securities
Damien Tanaka	6,313,166
Kevin Dunphy	1,529,284
Ralph Toro	893,481
Pequot Scout Fund, L.P.	6,952,775
Pequot Mariner Master Fund, L.P.	3,810,214
Pequot Navigator Offshore Fund, Inc.	2,938,612
Pequot Diversified Master Fund, Ltd.	367,818
Premium Series PCC Limited Cell 33	571,083
Sherleigh Associates Inc. Defined Benefit Plan	7,872,807

2.
We note that Aduromed has reduced the size of the offering in response to prior comments 1 and 2. However, we note that you are registering securities underlying convertible securities representing 35.6% of your outstanding public float plus the shares that can still be sold by the same selling stockholders under your prior registration statement. In addition, you are registering shares for resale by affiliates representing about 64% of your outstanding public float. We reissue, therefore, prior comments 1 and 2.

Response

We repeat our responses to prior Comments 1 and 2 and respectfully emphasize that registrant’s public float is abnormally small and is not a relevant benchmark upon which to base the number of shares which should be allowed in registration. A more realistic benchmark given registrant’s current capitalization is the number of outstanding shares. We reiterate our understanding that the Securities and Exchange Commission has allowed registration of up to 50% of a registrant’s outstanding securities where factors similar to our own are present.

Notwithstanding the above, we have approached our five largest shareholders with a request to remove additional shares from their allocations for the purposes of registration. As a result of such discussions our five largest shareholders have agreed to remove an additional 31,278,568 shares from registration, and we are therefore withdrawing 31,278,568 shares of common stock and common stock underlying warrants and options from this registration statement. We are now registering 252,640,872 shares of common stock, comprised of (i) 148,678,721 shares currently issued and outstanding, (ii) 94,066,486 shares underlying outstanding warrants, and (iii) 9,895,665 shares underlying outstanding options. We note that as a result of this additional reduction none of our five largest shareholders are registering more than 27% of their total share holdings, including shares which are currently registered pursuant to registration statement no. 333-132722.

Executive Compensation, page 26

3.	Refer to prior comment 10. We assume that the “Total($)” column for Mr. Kevin Dunphy in 2006 should read 154,810 and not 254,810. Please revise.

4.
Refer to prior comment 11. The tables on page 27 do not conform to the format specified by Item 402(p)(1) of Regulation S-K. See Item 11(1) of Form S-1 and Release No. 333-8876, effective February 4, 2008.

Response

We have made these revisions in our pre-effective amendment no. 2.

Security Ownership, page 28

5.	The two tables indicate the Mr. Joseph Esposito in the beneficial owner of 72,900,000 shares of common stock. Revise footnote (4) to reflect accurately what the 72,900,000 shares include.

Response

We have made these revisions in our pre-effective amendment no. 2.

Selling Holders, page 31

6.
The column “Shares Beneficially Owned Prior to Offering” appears to include only the number of shares underlying warrants and options beneficially owned before the offering that are being offered for resale in the offering. For example, the column indicates that Messrs. Joseph Esposito and Scott Grisanti are the beneficial owners of 72,900,000 shares and 61,333,333 shares. Similarly, the column indicates that Heller Capital Investments is the beneficial owner of 30,330,882 shares, but footnote 52 to the table indicates that Heller Capital Investments is the beneficial owner of 90,992,647 shares. Similarly, the column indicates that Mr. Sean S. Macpherson is the beneficial owner of 2,606,666 shares, but footnote 45 to the table indicates that Mr. Sean S. Macpherson is the beneficial owner of 6,266,666 shares and the legal matters section indicates that Mr. Sean S. Macpherson is the beneficial owner of 8,100,00 shares. Similarly, the column indicates the Mr. Evan Todd Heller is the beneficial owner of 2,438,116 shares, but footnote 27 to the table indicates that Mr. Evan Todd Heller is the beneficial owner of 7,314,348, shares. Since the column “Shares Beneficially Owned Prior to Offering” should include all securities owned by the selling security holders before the offering and not merely the number of shares underlying warrants and options beneficially owned before the offering that are being offered for resale in the offering, please revise.

Response

We have made these revisions in our pre-effective amendment no. 2. We have also revised this table to reflect the additional shares being withdrawn from registration.

7.
Refer to prior comment 13. Identify by footnote or otherwise whether a selling security holder received the securities being registered for resale as a party to the master restructuring agreement or as a new investor. Provide cross reference to the disclosure on pages 2-3, and expand that disclosure to include the gross proceeds and the net proceeds received by Aduromed after payment of placement fees.

Response

We have added a footnote reference “†” immediately after the selling holder table and added additional disclosure on pages 2-3 which address this comment.

8.	Refer to prior comment 15. As requested previously, revise the footnote disclosure to the table to include the term or duration of the warrants.

Response

We note that in response to prior comment 1 in pre-effective amendment no. 1 we added a sentence at the end of footnote 2 which discloses the term of the warrants.

9.	For greater clarity, include a caption or heading before each tabular presentation added in response to prior comments 18-20.

10.
Refer to prior comment 19. We assume that the “Total Discount” column for the 3,333,333 warrants issued on July 25, 1008 should read $149,999.98 and not $249,999,98. Please revise also the subtotals row for warrants and the totals row.

11.
The response to prior comment 21 should show the number of shares outstanding before the warrant and option transactions to which this registration statement relates that are held by persons other than the selling security holders, affiliates of Aduromed, and affiliates of the selling security holders. As drafted, the tabular presentation is unclear. For example, make clear who the selling security holders, affiliates of Aduromed, and affiliates of the selling security holders are. Make clear what the phrase “All Others” encompasses. Also, please delete the columns “% Undiluted” and “% Fully Diluted.”

Response

We have added headings before these tables and have also revised these tables to address these comments as well as to reflect the additional shares being withdrawn from registration.

Legal Matters, page 38

12.	Refer to prior comment 23. Include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

Response

We have made these revisions in our pre-effective amendment no. 2.

Undertakings, page II-3

13.	Refer to prior comment 24. As requested previously, include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

14.
Refer to prior comment 25. Since Aduromed is Form S-3 ineligible for a primary offering, the Rule 430B undertaking is inapplicable to this offering. As requested previously, please remove the Rule 430B undertaking under (b)(ii).

Response

We have made these revisions in our pre-effective amendment no. 2.

Exhibit Index

15.
Refer to prior comments 27 and 28. We note that you have removed from the exhibit index what was exhibit 10.14 and have listed as exhibit 10.14 what was exhibit 10.15. Exhibit numbers assigned initially to exhibits in the exhibit index should not change in any subsequent amendment to the registration statement. If you remove an exhibit from the exhibit index, indicate by footnote or otherwise that the exhibit is intentionally omitted.

Response

We have made these revisions in our pre-effective amendment no. 2.

Prior to issuing another comment letter we would greatly appreciate the courtesy of an opportunity to discuss any remaining issues and concerns that the Staff has so that we might better understand such issues and concerns and avoid the additional expense and delay of further comment and response letters. You may contact the undersigned at 203-702-4520 or our counsel, Sean Macpherson, at 203-938-4778.

Very truly yours,

/s/ Kevin T. Dunphy
Kevin T. Dunphy,
Chief Financial Officer and Treasurer

Cc:	Scott Grisanti
Sean Macpherson